MIDCOAST ENERGY PARTNERS, L.P.

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

October 22, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	Midcoast Energy Partners, L.P.
Registration Statement on Form S-1
Filed June 14, 2013
File No. 333-189341

Dear Ms. Ransom:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Midcoast Energy Partners, L.P. (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of a proposed subsequent amendment to the Partnership’s Registration Statement on Form S-1, initially filed with the Commission on June 14, 2013, File No. 333-189341 (as amended, the “Registration Statement”), containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of Class A common units to be offered, the minimum quarterly distribution per unit and the total number of Class A common units and subordinated units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these pricing terms in a subsequent amendment to the Registration Statement that the Partnership plans to file through EDGAR on or about October 31, 2013 prior to launching the Offering.

The Offering terms are a bona fide estimate, as of October 22, 2013, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per Class A common unit, with a midpoint of $20.00 per Class A common unit. In the

Offering, the Partnership proposes to sell up to 21,275,000 Class A common units representing limited partner interests in the Partnership, which includes up to 2,775,000 Class A common units that may be purchased by the underwriters pursuant to their option to purchase additional Class A common units. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into the proposed subsequent amendment to the Registration Statement that will be filed on or around October 31, 2013. In connection with our confidential submission of the Offering terms, please note that, as part of Amendment No. 4 to the Registration Statement, which was filed on October 7, 2013, we filed forms of the Exhibit 5.1 and Exhibit 8.1 opinions of Latham & Watkins LLP to the Partnership that are substantively complete except for references to the number of Class A common units to be offered in the Offering. We intend to file final executed copies of those opinions in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in a subsequent filing of the Registration Statement.

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Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours, MIDCOAST ENERGY PARTNERS, L.P.

BY:	Midcoast Holdings, L.L.C., its general partner

By:	/s/ Mark A. Maki
Mark A. Maki Principal Executive Officer

cc:	Jennifer López, Securities and Exchange Commission
Jim Allegretto, Securities and Exchange Commission
Jason Niethamer, Securities and Exchange Commission
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
Joshua Davidson, Baker Botts L.L.P.
Tull R. Florey, Baker Botts L.L.P.

EXHIBIT A